

July 14, 2010

Jeffrey A. Cook
Executive Vice President and Chief Financial Officer
Presstek, Inc.
10 Glenville Street
Greenwich, Connecticut 06831

> **Re: Presstek, Inc.**
> **Form 10-K for the fiscal year ended January 2, 2010**
> **File No. 000-17541**

Dear Mr. Cook:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

Martin James
Acting Assistant Director

cc (via facsimile): James R. Van Horn, Esq. — Vice President, General Counsel & Secretary